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                             April 19, 2022

       James Potter
       Interim General Counsel
       Sovos Brands, Inc.
       168 Centennial Parkway, Suite 200
       Louisville, CO 80027

                                                        Re: Sovos Brands, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 13,
2022
                                                            CIK No. 0001856608

       Dear Mr. Potter:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Evan
Ewing at 202-551-5920 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing